SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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February 14, 2020

Confidential

Mr. Larry Spirgel

Mr. Jeff Kauten

Mr. Joseph Cascarano

Ms. Inessa Kessman

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dada Nexus Limited (CIK No. 0001793862)

Response to the Staff’s Comments on

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted on January 17, 2020

Dear Mr. Spirgel, Mr. Kauten, Mr. Cascarano and Ms. Kessman:

On behalf of our client, Dada Nexus Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 31, 2020 on the Company’s amendment No. 1 to draft registration statement on Form F-1 submitted on January 17, 2020 (the “Draft Registration Statement”).

Securities and Exchange Commission

February 14, 2020

Concurrently with the submission of this letter, the Company is submitting its amendment No. 2 to draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Conventions that Apply to this Prospectus, page 7

1.	We note your response to prior comment 3. Please disclose that you treat each account as a separate consumer even though certain consumers may have set up more than one account.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 7 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition Key Factors Affecting Our Results of Operations, page 79

2.	We note your response to prior comment 9. Please discuss the reason(s) behind the significant drop in your retention rate from 2018 to 2019.

The Company respectfully advises the Staff that it defines retention rate for any specific period as the percentage of consumers who continued to be active and placed at least one order on JDDJ during that period among all consumers who first placed order on JDDJ in 2016 or before and were active consumers in 2017. The Company uses the same cohort of consumers – namely those who first placed order on JDDJ in 2016 or before and were active consumers in 2017 – as the denominator when calculating retention rates for subsequent periods. The drop in retention rate is a natural trend with the lapse of time. In response to the Staff’s comment, the Company has revised the referenced disclosure on page 81 of the Revised Draft Registration Statement.

Securities and Exchange Commission

February 14, 2020

3.	We note your response to prior comment 7. Please disclose the reasons behind the decrease in the number of orders delivered in the twelve months ended September 30, 2018 and December 31, 2018.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 91 of the Revised Draft Registration Statement.

Key Components of Results of Operations, page 82

4.

You disclose on page 82 that revenues from JDDJ are earned from four different types of services. Please revise your table on page 83 to separately quantify JDDJ revenues from delivery services where you act as a principal and JDDJ commission fee revenues where you act as an agent. Please also clarify which types of services are included in other services revenues of RMB23,402 for the year ended December 31, 2018. Similarly revise your table on page F-19.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 83, F-19, F-20, F-59 and F-60 of the Revised Draft Registration Statement.

5.

In your discussion of “fulfillment” expenses on page 84, and elsewhere as appropriate, please separately define, discuss and quantify expenses related to rider incentives when you act as the principal in the delivery transaction. Furthermore, please separately define, discuss and quantify expenses related to “negative revenue” when you act as agent in the delivery transaction that results in a loss.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 84, F-17, F-18 and F-19 of the Revised Draft Registration Statement.

Consolidated Statements of Operations and Comprehensive Loss, page F-5

6.

We note your response and revised disclosures to prior comment 16. Please revise and present a line item that separately states the amounts of “cost of services” in accordance with Rule 5-03.2 of Regulation S-X. Also separately disclose and provide a related discussion in MD&A.

The Company noted the diversity in presentation of costs and expenses and certain companies in the platform and delivery business such as Grubhub Inc. and Waitr Holdings Inc. do not present cost of revenue. In response to the Staff’s comment, the Company has revised the presentation and related disclosure on pages 11, 17, 76, 81, 83, 84, 86, 87, 89, 99, 100, F-5, F-17, F-18, F-19, F-20 and F-54 of the Revised Draft Registration Statement to follow the presentation of Grubhub Inc. as its business nature and composition of costs and expenses are similar as the Company’s.

Securities and Exchange Commission

February 14, 2020

The Company views the revised presentation is comparable to its industry peers and clearly reflects the costs and expenses incurred in the Company’s business, and would appreciate the Staff’s understanding and agreement in this regard.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Hui Feng, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2173 or via email at hufeng@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Philip Jiaqi Kuai, Chairman of the Board of Directors and Chief Executive

Officer, Dada Nexus Limited

Beck Zhaoming Chen, Chief Financial Officer, Dada Nexus Limited

Hui Feng, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP